EXHIBIT 4.1(e)


                         Summary of Lease Agreement

The leased premises are at Herzeliya Business Park, Building D "Block 6518/367", 2 Maskit St. 46733, Herzeliya Pituach, Israel.

The lease agreement was signed on July 16, 1998 between VocalTec
Communications Ltd. and Gemel Tsu'a Lehashka'ot Ltd. the lessor and owner of the leased premises.

Commencement Date of the lease is July 20, 1998, and the lease expires on December 31, 2004.

The total area leased by VocalTec is 5,573 squared meters.

The price per square meter per month is US $17.25 (payable in New Israeli Shekels) for the office areas, with the exception of the offices on the ground floor, which are priced at US $15 per meter-squared per month. The warehouse area is leased at US $11.5 per meter-squared per month. Parking fees are US $ 125 per month, per parking space, for 180 spaces and prevailing parking fees for up to 35 additional spaces. Management fees for the warehouse areas are US $2.5 per month per meter-squared. For the office areas management fees are paid on a cost-plus basis, and pro-rated in accordance with percentage of VocalTec's leased areas out of the total areas leased in the building.

The current monthly lease is US $33,000, with an additional amount of US $17,250 expected starting January 1, 2002 for additional space. The lease amounts are paid in quarterly installments.

VocalTec has undertaken to compensate and indemnify the lessor in case of any damage or expense they might incur as a result of the lease. VocalTec is require to insure the leased premises. VocalTec is required to submit the lessor a bank guarantee and promissory note against its obligations pursuant to the lease. VocalTec is obligated to pay the lessor, in additional to any other amounts due, liquidated damages equal to six times the last monthly fees, for any breach of contract causing lessor to terminate the lease agreement. VocalTec is obligated to pay interest for fees not paid when due.